[Jones Day Letterhead]

June 2, 2008

Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy's, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
File Number 1-13536

Dear Mr. Moran:

    On behalf of Macy's, Inc. (the  "Company"), we are writing to respond to your letter dated May 22, 2008 containing the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in regard to the above-referenced filing.

    We have included the text of the Staff's comments preceding each of the Company's responses.  Set forth below are the Company's responses to the comments presented in your letter.

Form 10-K, for the Fiscal Year Ended February 2, 2008

1.     Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

Response:  The Company notes the Staff's comment.

Item 1. Business

2.     We note you only disclose the ending count for total retail stores as part of the property data in Item 2 - Properties which does not provide investors with an understanding of the changes in your store activity during each fiscal year.  Please revise your disclosure in Item 1 - Business to provide key comparative information disclosing beginning and ending retail store totals and the related store activity relating to new openings and closings for each period presented.

Response:  In future filings of its Form 10-K, the Company proposes to include disclosure similar to the following with respect to changes in property data:

The Company's retail stores are located at urban or suburban sites, principally in densely populated areas across the United States.  Store count activity was as follows:

	2008	2007	2006
Store count at beginning of fiscal year......	853	858	868
New stores opened.............................	TBD	13	7
Stores closed......................................	TBD	(18)	(17)
Store count at end of fiscal year...........	TBD	853	858

Item 7.  Management's Discussion and Analysis of Financial Condition and Result of Operations, Page 16

3.     An analysis of retail spending in 2007 and the difficulties consumers are experiencing in the current economic environment suggests consumers will reduce retail spending in light of cost increases in food and gasoline.  Please revise your disclosure to address the impact you expect in future periods from recent negative economic trends on your retail store operations.  Refer to Item 303(a)(3) of Regulation S-K.

Response: In future filings, the Company proposes to include disclosure in the introductory paragraphs of Management's Discussion and Analysis of Financial Condition and Result of Operations ("MD&A") similar to the following with respect to the expected impact of economic trends:

The Company's operations are significantly impacted by competitive pressures from department stores, specialty stores, mass merchandisers and all other retail channels.  The Company's operations are also significantly impacted by general consumer spending levels, which are affected by general economic conditions, consumer confidence and employment levels, the availability and cost of consumer credit, the level of consumer debt, the costs of basic necessities and other goods, weather conditions and other factors over which the Company has little or no control.

In recent periods, there have been substantial increases in the costs of basic necessities, such as food, motor fuels, heating oil, natural gas and electricity.  Sustained increases in the cost of such items could reduce the amount of funds that consumers are willing and able to spend for other goods, including some of the merchandise offered by the Company.  In addition to adversely affecting the unit volumes of merchandise sold by the Company, such reductions in consumer spending could adversely affect the sales prices for the merchandise offered by the Company (and, accordingly, the Company's gross margin), as the Company is required to take markdowns on its merchandise in order to keep its inventories current.  Based on its assessment of market conditions and its recent performance, the Company is assuming that its comparable store sales in fiscal 2008 will be in the range of down 1.0% to up 1.5% from levels in fiscal 2007.

The Company cannot predict whether, when or the manner in which the economic conditions described above will change.

4.     You mention in the fifth paragraph your merger in 2005 with May Department Stores Company and state the merger has had a material effect on your results of operations.  It would appear your merger with May is the most significant event to occur within your business during the periods being presented.  Please include a discussion of the impact to date on your results of operations and overall performance resulting from your integration of May into your retail store operations.  In that regard, we note net sales since the merger in fiscal 2005 has increased by $3.9 billion, or 18%, to $26.3 billion while over the same period operating income has decreased $561 million, or 23%, and net income over the same period has decreased $513 million, or 37%.  Further, net sales during fiscal 2007 decreased $657 million when compared to fiscal 2006 and comparable store sales decreased l.3% during fiscal 2007.  Accordingly, please revise your disclosure in management's discussion and analysis to discuss why, even with the 18% increase in net sales since 2005, your results of operations since the merger with May reflects an overall negative performance through fiscal 2007.  Disclose what actions management plans to implement that it believes addresses the negative trends to date since the May acquisition.  Explain why comparable store sales appear to be declining when you disclosed in prior filings that you anticipated one of the benefits of the merger was to accelerate growth in comparable store sales.  Refer to Item 303(a)(3) of Regulation S-K.

Response:  As noted by the Staff, in the introductory paragraphs of MD&A the Company has stated that the merger with May Department Stores Company (the "Merger") has had and is expected to continue to have a material affect on the Company's consolidated financial position, results of operations and cash flows.  This statement, in this context, is intended to remind the reader that the Company's financial condition, results of operations and cash flows for periods before and after the Merger may not be directly comparable due to the effects of the Merger discussed in such introductory paragraphs and elsewhere in the Company's Form 10-K.

As reflected in the disclosures set forth in the MD&A and elsewhere in the Company's Form 10-K, the Merger:

•        substantially increased the Company's size and scope of operations;

•        altered the Company's capital structure and liquidity requirements;

•        resulted in the Company's decisions to eliminate redundant or non-strategic stores, operations and other resources and to harmonize merchandise assortments and support functions; and

•        created opportunities for strategic initiatives and cost savings.

Thus, the Company believes that the existing disclosures in the Form 10-K appropriately reflect the impact that the Merger and related integration and strategic initiatives have had to date on the Company's results of operations and overall performance.  In particular, the Company does not believe that the statistics cited by the Staff, by themselves, are indicative of the effects that the Merger and related integration and strategic initiatives have had to date or the effects that they may have in the future.

First, it has become exceedingly difficult, if not impossible, to isolate the effects of the Merger and related integration and strategic initiatives from the multitude of other factors that have affected or may affect the Company's results of operations and overall performance.  As discussed in the Form 10-K, such factors have included or may include, among other things, general economic conditions, consumer spending levels, competitive pressures and natural disasters, such as hurricanes.

Second, it is necessary to view the statistics cited by the Staff in context in order to avoid reaching invalid conclusions.  For example, in comparing 2007 to 2005, it is important to consider that 2005 results include the acquired May operations for only the last five months of the fiscal year, which includes the most profitable part of the retail year (i.e., the holiday season).  There are also many other non-comparable items in 2007 and 2005 which impact the numbers cited by the Staff, and are included on the face of the financial statements, including:

•    2005 operating income includes gains on the sale of accounts receivable of $480 million, while 2007 operating income does not include any such gains;

•    2005 operating income includes $194 million of May integration costs and related inventory valuation adjustments, while 2007 operating income includes $219 million of May integration costs; and

•    2005 net income included income from discontinued operations of $33 million while 2007 net income included a loss from discontinued operations of $16 million.

After adjusting for these factors, the Company's operating income for 2007 was only $56 million less than its operating income for 2005, and the Company's net income for 2007 was only $63 million less than its net income for 2005.

            With respect to the decrease in net sales from 2006 to 2007, please note that the Company closed approximately 90 stores between January 28, 2006 and February 2, 2008.

            Finally, it is noteworthy that the Company's 2007 comparable store sales performance was in line with that of the Company's major retail competitors.  In addition, in the fourth quarter of 2007 and the first quarter of 2008, the Company's comparable store sales performance was better than that of most of its major retail competitors.

In light of the foregoing, the Company believes that the existing disclosures in its Form 10-K appropriately reflect the impact that the Merger and related integration and strategic initiatives have had to date on the Company's results of operations and overall performance, and based on an analysis of peer results, that the decline in comparable store sales is attributable in large part to economic and other conditions unrelated to the Merger.

With respect to initiatives taken by the Company in an effort to improve its overall performance, please note that the introductory paragraphs to MD&A discuss recently announced division consolidations and the implementation of the "My Macy's" localization initiative.  As disclosed, the localization initiative was developed with the goal to accelerate sales growth in existing locations by ensuring that core customers surrounding each Macy's store find merchandise assortments, size ranges, marketing programs and shopping experiences that are custom-tailored to their needs.  To maximize the results from My Macy's, the Company is taking action in certain markets that are intended to: (a) concentrate more management talent in local markets, effectively reducing the "span of control" over local stores; (b) create new positions in the field to work with division central planning and buying executives in helping to understand and act on the merchandise needs of local customers; (c) empower locally based executives to make more and better decisions; and (d) increase store staffing levels in selected markets.

Results of Operations

Comparison of the 52 Weeks Ended February 2, 2008 and the 53 Weeks Ended February 3, 2008, page 18

5.     We note net sales for 2007 decreased by 2.4% when compared to 2006.  Given the current economic environment, disclose if you expect the decline in net sales to continue in future periods.

Response:  Please see the Company's response to comment 3.

6.     We note the calculation of comparable store sales data includes all internet sales and mail order sales.  Please explain why you believe it is appropriate to include internet and mail order sales in this calculation and illustrate for us how the inclusion of these sales does not influence sales reported at the store level for each period presented.  Alternatively, please revise your calculation of comparable store data to exclude internet and mail order sales for all periods presented or disclose two calculations with and without the internet and mail order sales.  If appropriate, please also disclose in management's discussion and analysis the reason why your calculation of comparable store sales is not comparable to those of other companies in your industry.

Response: The Company believes Internet sales and mail order sales are an integral component of department store sales and that including all Internet sales and mail order sales in the calculation of comparable stores sales is appropriate because (a) the Company believes that the purpose of this measure is to isolate, through exclusion, the effects on sales of stores opened or closed during the periods being compared, (b) Internet sales and mail order sales are "constant" during the periods being compared and, accordingly, should not be excluded for this purpose, and (c) this is the manner in which the Company calculates its comparable store sales to measure its performance.  In addition, the Company would point out that (1) sales through Internet websites and mail order catalogs are extensions of sales in the Company's stores and supplement its customers' shopping experience because, in addition to generating direct sales, the Internet web sites increase store sales by raising the profile of the Company's department stores and providing valuable pre-shopping information, (2) sales through the Company's bridal Internet web sites are credited to a specific store location at each respective division, (3) merchandise purchased through these operations can be returned at any of the Company's retail stores, (4) the merchandise mix offered through these operations is not materially different from that offered in the Company's stores, and (5) the majority of such merchandise is commonly purchased from the same vendors.

The Company discloses its definition of comparable store sales as "sales from Bloomingdale's and Macy's stores in operation throughout 2006 and 2007 and all Internet and mail order sales from continuing business and adjusting for the impact of the 53rd week in 2006."  The Company proposes to add disclosure to its MD&A in future filings similar to the following:

The Company calculates comparable store sales as sales from the continuing businesses of stores in operation throughout the periods being compared and all direct to customer sales.  Definitions and calculations of comparable store sales differ among companies in the retail industry.

7.     Please disclose and discuss the contribution or impact on your results of operations of number of new store openings and store closings, if any, for each period presented.

Response:  The Company now operates more than 850 stores and store closures associated with the Merger have been completed.  Excluding store closures associated with the Merger, the number of new stores opened and closed by the Company in each year has not been, and is not expected to be, significant, and the revenues and expenses associated with new store openings have not materially impacted, and are not expected to materially impact, the Company's results of operations.  The Company does not believe that disclosure of the change in net sales attributable to new stores opened in the current year or prior years is required under Item 303(a)(3) of Regulation S-K or otherwise.  The Company continues to believe that segregated information about recently opened stores would not be useful to investors because sales attributable to new stores opened during any given year have not historically represented a significant component of total sales.  In addition, the Company believes that it is premature to evaluate a new store's performance until it has been in operation throughout a completed fiscal year.

Other than during the transition period associated with the May integration, the difference between the Company's total sales and comparable store sales has not been significant.

8.     We note cost of sales for 2007 reflects higher net markdowns as a percent of net sales to maintain inventories at a current level.  Disclose if you expect higher markdowns to be a continuing trend to impact future periods.

Response:  The Staff is supplementally advised that the Company does not expect higher markdowns to be a continuing trend that will impact future periods.

Critical Accounting Policies

Merchandise Inventories, page 25

9.     Please expand your disclosure to indicate whether there have been significant variances between your estimates of shrinkage when compared to adjustments resulting from physical inventories each fiscal period.

Response:  The Staff is supplementally advised that given the approximate two-week period to which the estimates relate, both the estimated amount of shrinkage and any variances between estimated amounts and actual amounts is immaterial.  In future filings of its Form 10-K, the Company proposes to include disclosure similar to the following with respect to shrinkage:

Physical inventories are generally taken within each merchandise department annually, and inventory records are adjusted accordingly, resulting in the recording of actual shrinkage.  While it is not possible to quantify the impact from each cause of shrinkage, the Company has loss prevention programs and policies that are intended to minimize shrinkage. Physical inventories are taken at all store locations for substantially all merchandise departments approximately two weeks before the end of the fiscal year.  Shrinkage is estimated as a percentage of sales for this approximate two-week period, based on historical shrinkage rates.

10.     Please revise your discussion of vendor allowances to identify what estimates you actually make with respect to these funds.  Clarify the estimates and assumptions you make.  Further, for those funds that are based on achieving volume levels requiring you to estimate the current year volume using historical data, please disclose that fact and how you vary the estimate to compensate for periods of declining sales where you are unable to achieve certain volume commitments met in previous periods where sales may have increased.  You should also discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future.  Also, for further guidance please refer to Interpretative Release No. 33-8350 issued by the Commission in December 2003.

Response:  The Company does not make estimates and assumptions with respect to vendor allowances except for the establishment of a reserve for uncollectible receivables from vendors based on historical experience.  Historically, the amounts reserved have not been material.  No funds received from vendors are based on achieving volume levels requiring estimates.  Accordingly, the Company does not believe that there are estimates and assumptions in this area that could materially impact its financial condition or operating performance, as contemplated by Interpretative Release N. 33-8350, and it is not necessary or appropriate to expand its disclosure regarding these matters.

Pension and Supplementary Retirement Plans, page 27

11.     Please provide us with a more detailed explanation and your basis for increasing the discount rate in 2008 from 5.85% to 6.25% given the current economic environment.  Tell us and disclose the impact of this change on projected benefit obligation and estimated pension expense.

Response:  The stated discount rates of 6.25% and 5.85% are as of February 2, 2008 and December 31, 2006, respectively.  As stated in the Form 10-K, the Company determines the appropriate discount rate with reference to the current yield earned on an index of investment-grade long-term bonds and the impact of a yield curve analysis to account for the difference in duration between the long-term bonds and the Pension Plan's and SERP's estimated payments.  The yield-curve analysis discounts each cash flow of the Pension Plan and SERP at an interest rate specifically applicable to the timing of each respective cash flow. The yield curve analysis sums the present values of all the cash flows and calculates an equivalent weighted-average discount rate by imputing the single interest rate that equates the total present value with the stream of future cash flows. Although the corporate bond rates at February 2, 2008 and December 31, 2006 were similar, the steepening of the yield curve, due primarily to the change in economic conditions, during this same period was more dramatic, resulting in the increase in the discount rate from 5.85% at December 31, 2006 to 6.25% at February 2, 2008.    Please note that the Company disclosed, at page 27 of the Form 10-K, the impact of a 0.25% reduction in the discount rate on the projected benefit obligation at February 2, 2008 (increasing the projected benefit obligation by approximately $102 million) and on the Company's estimated 2008 expense (increasing by approximately $13 million).

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 29

12.     We note your exposure to variable rate debt and interest rate risk.  Please revise your disclosure to provide a sensitivity analysis of its variability to change and the impact such a change could have on your results of operations in future periods.  Refer to Item 305(a)(1)(ii)(A) of Regulation S-K.

Response:  The Company discloses that it is exposed to interest rate risk primarily through its borrowing activities.  The Company also discloses that the majority of its borrowings are under fixed-rate instruments.  The Company has access to variable-rate debt through its bank credit agreement and commercial paper program, although no borrowings were outstanding under either the bank credit agreement or the commercial paper program at February 2, 2008 or February 3, 2007.  For 2007 and 2006, only $11 million (or approximately 2%) and $14 million (or approximately 3%), respectively, of the Company's total interest expense was attributable to variable-rate debt.  Accordingly, the Company does not believe that it is necessary or appropriate to include a sensitivity analysis regarding the potential effect of variable rate debt.

Consolidated Financial Statements
Notes to Consolidated  Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies, page F-9

13.     Please tell us and disclose the amount of income earned for all periods presented under your Program Agreement with Citibank which is treated as a reduction of selling, general and administrative expenses on the income statement.

Response:  The Company believes that there is no GAAP reporting requirement mandating the disclosure of amounts earned under the Program Agreement and that such information would provide little value to investors.  The Company disclosed in MD&A that the cash flows earned under the Program Agreement will be less than the cash flows previously earned when the Company owned the receivables.  The Company does not expect that the income earned under the Program Agreement will fluctuate significantly from year to year.  However, in the future, if the amount of income earned under the Program Agreement differs materially between periods, the Company will make appropriate disclosures.

14.     We note your disclosure that you operate in one segment as an operator of retail stores.  As a result of your recent reorganization referred to on page 17, please explain to us your new management structure, who acts as your chief operating decision maker and how you manage your retail store operations.  Explain to us what operating segments you have identified within your retail operations that meet the requirements of paragraph 10 of SFAS 131.  Please also tell us what quantitative measures are used to compare your regional operating segments with respect to economic similarities.  Discuss and provide support for the economic characteristics you believe are similar with Macy's and Bloomingdale stores for all periods presented and why.  Provide us the basis you have used to aggregate the identified operating segments into one segment to comply with the aggregation requirements of paragraph 17 of SFAS 131.

Response:  Both before and after the reorganization referred to on page 17 of the Form 10-K, Terry Lundgren, the Company's Chairman, President and Chief Executive Officer, acted and acts as the Company's chief operating decision maker for the aggregated reporting segment, and all retail store operations reported and report to Sue Kronick, Corporate Vice Chair of the Company.  The Company has defined seven operating segments in accordance with paragraph 10 of SFAS No. 131 (i.e., the Company's operating divisions: Bloomingdale's; Macy's Central; Macy's East; Macy's Florida; Macy's West; Macy's Direct; and Bloomingdale's Direct).  The quantitative measures used to compare the operating divisions primarily include sales and gross margin.  For all periods presented the sales growth or decline and related gross margin for all identified operating divisions, including Bloomingdale's, were materially similar.  In the past the Company has provided the Staff with various internal reports substantiating that the key economic characteristics of the operating divisions are sufficiently similar for all periods presented.  There have been no material changes to this data since it was last provided to the Staff.  As previously disclosed to the Staff, the Company's operating divisions meet all of the aggregation criteria established by SFAS No. 131, paragraph 17.  The Company's operating divisions have similar economic characteristics, the merchandise mix of products and services offered by the Company's operations is not materially different and the majority of the merchandise is commonly sourced.  In addition, the customers of the Company's operations have similar demographics and the methods used to distribute the majority of products are similar.

15.     Please disclose the factors used to identify your reportable segment and disclose whether operating segments have been aggregated as required by paragraph 26 of SFAS 131.

Response:  In future filings, the Company will expand its policy disclosure to disclose the factors used to identify the Company's operating segments and the fact that the operating segments have been aggregated as required by paragraph 26 of SFAS No. 131.  The Company proposes to include disclosure similar to the following:

Macy's, Inc. and subsidiaries (the "Company") is a retail organization operating retail stores (Macy's and Bloomingdale's) and websites (macys.com and bloomingdales.com) that sell a wide range of merchandise, including men's, women's and children's apparel and accessories, cosmetics, home furnishings and other consumer goods.  The Company has organized its operations into seven operating divisions - four geographic Macy's divisions, Macy's Direct, Bloomingdale's and Bloomingdale's Direct - which are aggregated into one operating segment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information".

For 2008, 2007 and 2006, the following merchandise constituted the following percentages of sales:

	2008	2007	2006

Feminine Accessories, Intimate Apparel, Shoes and Cosmetics............	TBD	36%	35%

Feminine Apparel............	TBD	27	28

Men's and Children's.............	TBD	22	22

Home / Miscellaneous...........	TBD	15	15

	100%	100%	100%

16.     Please expand your disclosure to include the enterprise-wide information regarding your products and services as required by paragraphs 36 and 37 of SFAS 131.

Response:  Please see the Company's response to comment 15.

Note 5.  Accounts Receivable, page F-21

17.     Your disclosure in the sixth paragraph in footnote (v) states there is an allocation between Citibank and the Company of the economic benefits and burdens associated with the Program Agreement.  Please clarify for us the amount of income you earn for each new account opened by your customers and disclose for all periods presented the amount received from the Program Agreement that has been netted within the selling, general and administrative expense line item.  Please clarify that you do not own, manage or service any credit card accounts as of February 2, 2008.

Response:  Please see the Company's response to comment 13.  As of February 2, 2008, the Company does not own any customer credit card accounts other than accounts under which its employees are cardholders.  Both the number of employee accounts and the balances outstanding under those accounts are insignificant to the total credit card portfolio and the Company's consolidated financial statements.  Pursuant to the Program Agreement, the Company provides certain servicing functions for all of the credit card accounts and the related receivables, and receives "adequate compensation" (as defined in SFAS 140) from Citibank for these activities.

Note 9.  Financing, page F-26

18.     Please disclose the existence of any cross-default provisions on your credit facilities and debt agreements.  Please also expand your disclosure to include within this note the pertinent information you disclose on page 22 regarding the default provisions of your bank credit agreements.

Response:  The Company's bank credit agreement includes a cross-default provision under which a default would occur if any indebtedness in excess of an aggregate principal amount of $150 million becomes due prior to its stated maturity or enables or permits the holders to cause such indebtedness to become due prior to its stated maturity.  Additionally, most of the Company's senior notes and debentures include cross-default provisions based on the non-payment at maturity or other default after an applicable grace period of any other debt, the unpaid principal amount of which is not less than $100 million.  In future filings, the footnote disclosure will be expanded to include disclosure similar to the following:

The Company's credit agreement requires the Company to maintain a specified interest coverage ratio of no less than 3.25 and a specified leverage ratio of no more than .62. The interest coverage ratio for 2007 was 5.81 and at February 2, 2008 the leverage ratio was .48.   A breach of a restrictive covenant in the Company's credit agreement or the inability of the Company to maintain the financial ratios described above could result in an event of default under the credit agreement.  In addition, an event of default would occur under the credit agreement if any indebtedness of the Company in excess of an aggregate principal amount of $150 million becomes due prior to its stated maturity or enables or permits the holders to cause such indebtedness to become due prior to its stated maturity. Upon the occurrence of an event of default, the lenders could, subject to the terms and conditions of the credit agreement, elect to declare the outstanding principal, together with accrued interest, to be immediately due and payable.  Moreover, most of the Company's senior notes and debentures contain cross-default provisions based on the non-payment at maturity, or other default after an applicable grace period, of any other debt, the unpaid principal amount of which is not less than $100 million, that could be triggered by an event of default under the credit agreement.  In such an event, the Company's senior notes and debentures that contain cross-default provisions would also be subject to acceleration.

The Company hereby acknowledges that:

•     The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark Betzen
Mark E. Betzen

cc:        Karen M. Hoguet, Macy's, Inc.
            Dennis J. Broderick, Macy's, Inc.
            Linda J. Balicki, Macy's, Inc.
            Joel A. Belsky, Macy's, Inc.